[redacted]

08002743

082-00034

ASX/Media Release

Santos

Media enquiries
Matthew Doman
+61 8 8116 5260 / +61 (0) 421 888 858
matthew.doman@santos.com

SUPPL

Investor enquiries
Andrew Nairn
+61 8 8116 5314 / +61 (0) 437 166 497
andrew.nairn@santos.com

21 May 2008

Successful testing of the Chim Sao North appraisal well

Santos today announced the successful completion of drilling and testing of the Chim Sao North appraisal well (12W-CS-2X) on Block 12W in Vietnam.

The target Middle Dua sand sequence was encountered as expected. Following successful coring of the reservoir and wireline logging operations, two reservoir zones were drill stem tested.

The first zone tested flowed oil at a sustained rate of 1650 barrels of oil per day ("bopd") plus 1.4 million standard cubic feet of gas per day ("MMscfd") on a 40/64 inch choke. The second zone tested flowed oil at a sustained rate of 2680 bopd plus 2.1 MMscfd on a 48/64 inch choke. No water was produced on either test.

The well will be suspended as a future producer. The rig will now move to carry out the exploration program in Block 12W with the drillilng of the Chim Ung and Chim Cong exploration prospects.

"The positive results from the Chim Sao North appraisal well are encouraging and we are working closely with our partners towards a final investment decision on the Chim Sao development." Santos' Acting Chief Executive Officer David Knox said.

"Santos entered Vietnam in 2006 and has made very good progress since with oil discoveries at Chim Sao and Dua," Mr Knox said.

Interests in Block 12W are:

Santos International Holdings Pty Ltd	37.5%
Premier Oil plc (Operator)	37.5%
Delek Energy	25%

Note: Interests will change if and when PetroVietnam exercise their right to back in for 15% of the equity in the project.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com

5/22

ASX/Media Release

Santos

Media enquiries
Matthew Doman
+61 8 8116 5260 / +61 (0) 421 888 858
matthew.doman@santos.com

Investor enquiries
Andrew Nairn
+61 8 8116 5314 / +61 (0) 437 166 497
andrew.nairn@santos.com

22 May 2008

PNG LNG: Gas Agreement and FEED Entry

Santos today welcomed the signing by the PNG Government of a Gas Agreement with the PNG LNG joint venture and the project formally entering into Front End Engineering Design (FEED).

The Gas Agreement defines the terms under which the venture will build and operate the project including taxation, fiscal and banking stability, issue of development licences, state participation, landowner identification, training and local business development. The Joint Operating Agreement signed on 13 March 2008 and the Gas Agreement are the key commercial agreements that have enabled PNG LNG to formally enter into FEED.

The FEED work will be conducted over the next 16 months with a final investment decision expected in the fourth quarter of 2009. FEED activities will include detailed work on optimising facilities design, landowner, environmental and regulatory affairs, and the selection of an EPC contractor. In parallel, the venture will be marketing the product to potential buyers in Asia and elsewhere and will be implementing its financing plan.

The PNG LNG project has the potential to become the largest project ever undertaken in PNG. The project envisages an integrated development of the Hides, Angore and Juha Gas Fields as well as associated gas from the Kutubu, Agogo, Gobe and Moran oil fields. The gas will be transported to the LNG plant near Port Moresby through more than 700km of large diameter pipeline. The first LNG cargo is expected to be shipped in early 2014.

Equities of the PNG LNG joint venture parties going into FEED are:

ExxonMobil (Esso Highlands Limited as Operator)	41.5%
Oil Search	34.0%
Santos	17.7%
AGL	3.6%
Nippon Oil	1.8%
MRDC	1.2%
Eda Oil	0.2%

Note: Interests will change when the PNG State nominees join as equity participants at a later date.

In welcoming the agreement, Santos' Acting Chief Executive Officer David Knox said "The signing of the Gas Agreement and the formal entry into FEED are very significant milestones for both the PNG LNG project and Papua New Guinea. The PNG Government and all participants can celebrate an important step towards the development of the world class Hides field. Santos will continue to work with ExxonMobil as operator, the other venture partners and with the PNG Government with the objective of securing a final investment decision in late 2009."

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

END

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com